Philips announces exchange ratio for 2010 dividend in shares

May 3, 2011

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced that the exchange ratio for the dividend in shares for the year 2010 has been determined. The exchange ratio is 1 new common share for every 26.0742 existing common shares. This ratio was based on the volume weighted average price on NYSE Euronext Amsterdam of April 27, 28 and 29, 2011 of EUR 20.1070 and was calculated in a manner that dividend in shares is approximately 3% higher than the gross dividend in cash.

Both the dividend in cash and the dividend in shares will be made payable to shareholders from May 4, 2011. Dividend in shares is subject to 15% dividend withholding tax, but only in respect of the par value of the shares (EUR 0.20 per share). The dividend withholding tax per new share is EUR 0.035294118. This withholding tax in case of dividend in shares will be borne by Philips.

Around 63.0% elected for a share dividend resulting in the issue of 22,896,661 new common shares, leading to a 2.4% percent dilution. Per May 4, 2011 the issued share capital of Philips amounts to EUR 201,795,089.00 and is represented by 1,008,975,445 ordinary shares.

For further information, please contact:
Steve Klink
Philips Corporate Communications
Tel: + 31 20 5977415
Email: steve.klink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity.” Headquartered in the Netherlands, Philips employs about 117,000 employees with sales and services in more than 100 countries worldwide. With sales of EUR 22.3 billion in 2010, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.